Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars

	Six Months Ended
	June 30

	2003	2002**

	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$4,318	708
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(64)	(5)
Fixed charges, excluding capitalized interest*	505	303

	$4,759	1,006

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$393	213
Capitalized interest	157	102
Preferred dividend requirements of subsidiary and capital trusts	14	24
Interest portion of rental expense	84	45
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	—	8
Interest expense relating to guaranteed debt of greater-than-fifty-percent-owned companies	2	—
Capitalized interest relating to guaranteed debt of greater-than-fifty-percent-owned companies	—	14

	$650	406

Ratio of Earnings to Fixed Charges	7.3	2.5

* Includes amortization of capitalized interest totaling approximately $12 million in 2003 and $13 million in 2002.
** Restated for discontinued operations.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.